Exhibit 99.3

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

May 12, 2014	NR 10 - 2014

Avrupa and Blackheath Sign Amendment Agreement on Covas Tungsten JV

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce that it and its Covas JV partner Blackheath Resources Inc. (“Blackheath”) have signed an amended Joint Venture Agreement (JVA) which allows for more interim funding by Blackheath and an expanded time frame to the JVA.  The amended agreement carries the following terms (in summary):

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To earn 51% of the joint venture, Blackheath must spend €300,000 on exploration by March 20, 2013 (completed).

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To earn a further 19% of the JV (for an aggregate total of 70%), Blackheath must fund €700,000 on exploration by March 20, 2014 (completed).

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To earn a further 5% of the JV (for an aggregate total of 75%), Blackheath must fund €320,000 on exploration by March 20, 2015 (underway).

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To earn a further 5% of the JV (for an aggregate total of 80%), Blackheath must fund €498,000 on exploration by March 20, 2016.

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To earn a further 5% of the JV (for an aggregate total of 85%), Blackheath must fund €833,000 on exploration by March 20, 2017.

Paul W. Kuhn, CEO of Avrupa Minerals, commented, “Amending the JV agreement with Blackheath allows the JV to systematically drill test the Project within a more reasonable time frame before completing the more advanced, trial exploitation stage that is required in Portuguese mining laws.  We are currently underway with planning and preparing for the Phase 3 drilling program, which will bring the JV closer to the goal of completing a NI 43-101 resource estimate for the Project in 2014.”

Covas is a past-producing tungsten mine, and remaining historic resources on the property have been estimated at 922,900 metric tonnes of 0.78% WO3 by Union Carbide in 1980, based on work including 327 drill holes on the property. Mineralization is open to expansion. The price of tungsten has increased significantly in recent years and is currently approximately $36 per kilogram of contained tungsten trioxide. (These resources are historic in nature, prepared by Union Carbide Corp. in 1980, but are considered relevant. However, a qualified person has not done sufficient work to classify the historical estimates as current mineral resources, and the Joint Venture is not considering the historical estimates as current mineral resources.)

In addition, Blackheath and Avrupa have terminated the Arga JV arrangement as a result of less than desired drill results, and Avrupa has dropped the property, as required by the Portuguese mining law.

Blackheath Resources Inc. is listed on the TSX Venture Exchange, and is focused on tungsten exploration and development in Portugal.  Management of Blackheath has previous experience in tungsten mining operations in Portugal through Primary Metals Inc., the operator of the Panasqueira Tungsten Mine from 2003 to 2007.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 14 exploration licenses in three European countries, including eight in Portugal covering 2,951.6 km2, five in Kosovo covering 153 km2, and one in Germany covering 307 km2.  Avrupa operates three joint ventures and one exploration alliance in Portugal and Kosovo, including:

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The Alvalade JV, with Antofagasta, covering one license in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits; and

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The Slivovo JV, with Byrnecut International, covering one license in central Kosovo, for gold and base metals related to carbonate-hosted massive sulfide deposits in the Vardar Mineral Trend;

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The CalGen Exploration Alliance, with Callinan Royalties Corp., covering generative exploration throughout Portugal, and including specific prospect upgrade work on the Alvito IOCG license in southern Portugal.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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